Exhibit 99.1
BEFORE THE ARIZONA CORPORATION C
COMMISSIONERS
KRISTIN K. MAYES, Chairman
GARY PIERCE
PAUL NEWMAN
SANDRA D. KENNEDY
BOB STUMP

IN THE MATTER OF THE APPLICATION OF
ARIZONA PUBLIC SERVICE FOR A
HEARING TO DETERMINE THE FAIR
VALUE OF THE UTILITY PROPERTY OF
THE COMPANY FOR RULEMAKING
PURPOSES, TO FIX A JUST AND
REASONABLE RATE OF RETURN
THEREON, TO APPROVE RATE
SCHEDULES DESIGNED TO DEVELOP
SUCH RETURN.	DOCKET NO. E-01345A-08-0172 NOTICE OF FILING TERM SHEET
     The Settling Parties1, in compliance with the filing deadline of May 4, 2009 set by the Chief Administrative Law Judge in the April 21, 2009 procedural conference in this matter, hereby file their “Term Sheet” in contemplation of their Proposed Settlement Agreement.
RESPECTFULLY SUBMITTED this 4th day of May, 2009.

/s/ Maureen A. Scott
Janet Wagner, Assistant Chief Counsel
Maureen A. Scott, Senior Staff Counsel Charles H. Hains, Attorney Amanda Ho, Attorney Legal Division Arizona Corporation Commission 1200 West Washington Street Phoenix, Arizona 85007 (602) 542-3402

[1] Settling Parties include Arizona Corporation Commission Utilities Division Staff; Arizona Public Service Company (“APS”); the Residential Utility Consumer Office (“RUCO”); Arizona Association of School Business Officials; Arizona School Boards Association; Southwest Energy Efficiency Project (“SWEEP”); Arizonans for Electric Choice and Competition (“AECC”); Arizona Investment Council (“AIC”); Arizona Agricultural Group (“Az-Ag Group”); Cynthia Zwick; IBEW Locals 387, 640 and 769; Bowie Power Station, L.L.C, Freeport-McMoRan Copper & Gold Inc., Mesquite Power, L.L. C; Southwestern Power Group II; Western Resources Advocates; and the Kroger Company.

Docket No. E-01345A-08-0172
Notice of Filing — Term Sheet

/s/ Thomas L. Mumaw	MAS
Thomas L. Mumaw
Meghan H. Grabel PINNACLE WEST CAPITAL CORPORATION LAW DEPARTMENT P.O. Box 53999 Phoenix, Arizona 85072-3999 Attorney for Arizona Public Service Company

/s/ Daniel J. Pozefsky	MAS
Daniel J. Pozefsky
Residential Utility Consumer Office 1110 West Washington Street, Suite 220 Phoenix, Arizona 85007

/s/ Jay I. Moyes	MAS
Jay I. Moyes
MOYES SELLERS & SIMS 1850 North Central Avenue, Suite 1100 Phoenix, Arizona 85004-0001 Attorney for Arizona Agricultural Group

/s/ Timothy M. Hogan	MAS
Timothy M. Hogan
ARIZONA CENTER FOR LAW IN THE PUBLIC INTEREST 202 East McDowell Road, Suite 153 Phoenix, Arizona 85004 Attorney for Arizona Association of School Business Officials

/s/ Michael M. Grant	MAS
Michael M. Grant
GALLAGHER & KENNEDY 2575 East Camelback Road Phoenix, Arizona 85016-9225 Attorney for Arizona Investment Council

/s/ Timothy M. Hogan	MAS
Timothy M. Hogan
ARIZONA CENTER FOR LAW IN THE PUBLIC INTEREST 202 East McDowell Road, Suite 153 Phoenix, Arizona 85004 Attorney for Arizona School Boards Association

2

Docket No. E-01345A-08-0172
Notice of Filing — Term Sheet

/s/ C. Webb Crockett	MAS
C. Webb Crockett
FENNEMORE CRAIG P.C. 3003 North Central Avenue, Suite 2600 Phoenix, Arizona 85012-2913 Attorney for Arizonans for Electric Choice and Competition

/s/ Lawrence V. Robertson, Jr.	MAS
Lawrence V. Robertson, Jr.
Attorney at Law P.O. Box 1448 Tubac, Arizona 85646 Attorney for Bowie Power Station, L.L.C.

/s/ C. Webb Crockett	MAS
C. Webb Crockett
FENNEMORE CRAIG P.C. 3003 North Central Avenue, Suite 2600 Phoenix, Arizona 85012-2913 Attorney for Freeport-McMoRan Copper & Gold Inc.

/s/ Nicholas J. Enoch	MAS
Nicholas J. Enoch
Lubin & Enoch, P.C. 349 N. 4th Avenue Phoenix, Arizona 85003 Attorney for IBEW Locals 387, 640 and 769

/s/ Kurt M. Boehm	MAS
Kurt M. Boehm
BOEHM, KURTZ & LOWRY 36 East Seventh Street, Suite 1510 Cincinnati, Ohio 45202 Attorney for The Kroger Company

/s/ Lawrence V. Robertson, Jr.	MAS
Lawrence V. Robertson, Jr.
Attorney at Law P.O. Box 1448 Tubac, Arizona 85646 Attorney for Mesquite Power, L.L.C.

3

Docket No. E-01345A-08-0172
Notice of Filing — Term Sheet

/s/ Timothy M. Hogan	MAS
Timothy M. Hogan
ARIZONA CENTER FOR LAW IN THE PUBLIC INTEREST 202 East McDowell Road, Suite 153 Phoenix, Arizona 85004 Attorney for Southwest Energy Efficiency Project

/s/ Lawrence V. Robertson, Jr.	MAS
Lawrence V. Robertson, Jr.
Southwestern Power Group II, L.L.C. Attorney at Law P.O. Box 1448 Tubac, Arizona 85646

/s/ Timothy M. Hogan	MAS
Timothy M. Hogan
ARIZONA CENTER FOR LAW IN THE PUBLIC INTEREST 202 East McDowell Road, Suite 153 Phoenix, Arizona 85004 Attorney for Western Resource Advocates

/s/ Cynthla Zwick	MAS
Cynthla Zwick
1940 E. Luke Avenue Phoenix, Arizona 85016

4

Docket No. E-01345A-08-0172
Notice of Filing — Term Sheet
Original and thirteen (13) copies
of the foregoing were filed this
4th day of May, 2009 with:
Docket Control
Arizona Corporation Commission
1200 West Washington Street
Phoenix, Arizona 85008
Copies of the foregoing mailed
this 4th day of May, 2009 to:

Thomas L. Mumaw
Meghan H. Grabel
PINNACLE WEST CAPITAL CORPORATION LAW
DEPARTMENT P.O. Box 53999
Phoenix, Arizona 85072-3999
William J. Maledon
OSBORN MALEDON P.A.
2929 North Central Avenue
Phoenix, Arizona 85067-6379
Robert Metli
SNELL & WILMER L.L.P.
400 East Van Buren Street
Phoenix, Arizona 85004-2202
Barbara Klemstine
Zachary Fryer
Susan Casady
ARIZONA PUBLIC SERVICE COMPANY
P.O. Box 53999
Mail Station 9708
Phoenix, Arizona 85072-3999
Michael L. Kurtz
Kurt J. Boehm
BOEHM, KURTZ & LOWRY
36 East Seventh Street, Suite 1510
Cincinnati, Ohio 45202
C. Webb Crockett
Patrick J. Black
FENNEMORE CRAIG P.C.
3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012-2913
Lawrence V. Robertson, Jr.
Attorney at Law
P.O. Box 1448
Tubac, Arizona 85646
Michael A. Curtis
William P. Sullivan
Larry K. Udal1
CURTIS, GOODWIN, SULLIVAN,
     UDALL & SCHWAB, P.L.C.
501 East Thomas Road
Phoenix, Arizona 85012-3205
Timothy M. Hogan
ARIZONA CENTER FOR LAW IN
     THE PUBLIC INTEREST
202 East McDowell Road, Suite 153
Phoenix, Arizona 85004
Daniel W. Pozefsky
RUCO
1110 West Washington Street, Suite 220
Phoenix, Arizona 85007
Michael M. Grant
GALLAGHER & KENNEDY
2575 East Camelback Road
Phoenix, Arizona 85016-9225
Gary Yaquinto
ARIZONA INVESTMENT COUNCIL
2100 North Central Avenue, Suite 210
Phoenix, Arizona 85004
Jay I. Moyes
Karen E. Nally
MOYES SELLERS & SIMS
1850 North Central Avenue, Suite 1100
Phoenix, Arizona 85004-0001
David Berry
WESTERN RESOURCE ADVOCATES
P.O. Box 1064
Scottsdale, Arizona 85252

5

Docket No. E-01345A-08-0172
Notice of Filing — Term Sheet

Jeff Schlegel
SWEEP Arizona Representative
1167 West Samalayuca Drive
Tucson, Arizona 85704
Jeffrey J. Woner
K.R. SALINE & ASSOC., PLC
160 North Pasadena, Suite 101
Mesa, Arizona 85201
Scott Canty, General Counsel
THE HOPI TRIBE
P.O. Box 123
Kykotsmovi, Arizona 86039
Carlo Dal Monte
65 Front Street, Suite 201
Nanaimo, British Columbia V9R 5H9
Barbara Wyllie-Pecora
27458 N. 128th Dr.
Peoria, Arizona 85383
Amanda Ormond
7650 S. McClintock, Suite 103-282
Tempe, Arizona 85284
Douglas Fant
3655 W. Anthem Way -A-109 PMB 411
Anthem, Arizona 85086
Lieutenant Colonel Karen White
AFLSA/JACL-ULT
139 Barnes Dr., Suite 1
Tyndall AFB, Florida 32403-5319

/s/ Karyn Christine

6

APS’ APPLICATION FOR A RATE INCREASE
DOCKET NO. E-01345A-08-0172
PROPOSED SETTLEMENT FRAMEWORK TERM SHEET
May 4, 2009
I. Introduction and General Overview of Settlement Agreement Framework.
     The Settling Parties1 present this Term Sheet to reflect an Agreement in Principle (“Agreement”) regarding Arizona Public Service Company’s (“APS” or the “Company”) request to increase rates. The result of detailed, lengthy negotiations, the Agreement provides an opportunity for APS to regain sound financial health through the sustained reduction of expenses, a stronger capital structure and improved cash flow from increased rates.
          The settlement also advances Arizona’s sustainable energy future. It will establish the first energy efficiency standard for any Arizona utility, requiring APS to meet certain energy efficiency goals, to implement a customer repayment program for schools, municipalities and small businesses for certain energy efficiency technologies, and to implement programs to place renewable energy projects at Arizona schools and governmental institutions. APS will also acquire renewable energy resources (both distributed and non-distributed) at levels exceeding the Renewable Energy Standards, solicit for in-state wind generation in an effort to advance the commercialization of wind resources in Arizona, commit APS to the construction of transmission targeted at renewable resources, enhance its low income programs, and reopen a rate schedule for houses of worship, among other things.
          In recent years, certain of APS’ financial metrics have generally remained below the industry average and remain so today, despite multiple litigated proceedings and various forms of ameliorative action taken by the Commission, including grants of emergency rate relief. The Settling Parties collectively believe that having new rate cases filed immediately or shortly after the conclusion of a rate case is not in the public interest, and that greater rate stability, fewer proceedings, and improved coordination of future rate cases will benefit all participants in these processes and the public in general. Additionally, there are many critical social and policy issues facing Arizona-such as the need to increase renewable energy resources and infrastructure, expand energy efficiency opportunities, and develop new rate options and customer programs-which require a financially sound APS to ensure successful implementation.

[1]	The Settling Parties include the Arizona Corporation Commission Utilities Division Staff (“Staff”); Arizona Public Service Company (“APS”); the Residential Utility Consumer Office (“RUCO”); Arizona Association of School Business Officials; Arizona School Boards Association; Southwest Energy Efficiency Project (“SWEEP”); Arizonans for Electric Choice and Competition (“AECC”); Arizona Investment Council (“AIC”); Arizona Agricultural Group (“Az-Ag Group”); Cynthia Zwick; IBEW Locals 387, 640 and 769; Bowie Power Station, L.L.C.; Freeport-McMoRan Copper & Gold Inc.; Mesquite Power, L.L.C.; Southwestern Power Group II, Western Resource Advocates; and The Kroger Company.

          In that spirit, the settlement reflected in this Term Sheet proposes the adoption of a Rate and Financial Stability Plan for APS (“Plan”), which seeks an appropriate balance of the risk and responsibilities of APS, its employees, its customers, and other interested parties.
          The plan additionally creates a strategic framework that could improve APS’ financial metrics and bond ratings, which over the long term will benefit customers by allowing APS to borrow at more attractive interest rates and optimize operational flexibility. This framework includes prefiling and coordination processes for subsequent rate cases, which are intended to expedite the resolution of such filings. It also provides for a comprehensive, independent benchmarking study of the Company’s performance, and establishes performance measures intended to encourage alignment of APS and Commission policies. APS will report annually on such measures in order to provide important information that will enhance the evaluation of future rate requests.
          If the Settlement Agreement is approved by the Commission, rates will increase by approximately $131.1 million over the current interim increase of $65.2 million. Together this represents a total non-fuel base rate increase in this case of $196.3 million. This is less than the amount requested by APS and the IBEW, but more than the amount previously recommended by several of the other Settling Parties. Under the Agreement, base rates cannot be increased again until at least July 1, 2012.
          The Settlement Agreement provides numerous benefits for customers as discussed below:
1.	Investment in Arizona’s Energy Future.
a.	Energy Efficiency.
•	Establishment of energy efficiency goals, as well as tiered performance incentives and program enhancements to meet these goals and achieve significant benefits for customers including:
-	Annualized energy savings of about 320,000 MWh in 2010, 400,000 MWh in 2011, and 490,000 MWh in 2012;

-	At least 100 schools served by the existing or enhanced DSM programs by December 31, 2010; and,

-	At least 1,000 customers in existing homes served by the Home Performance enhanced program element by December 31, 2010;
b.	Renewable Resources.
•	By December 31, 2015, acquisition by APS of new renewable resources, in addition to those already in service or for which APS has already made commitments, that provide 1,700,000 MWh of energy annually, including:

-	A plan for a utility scale photovoltaic generation project;

-	An RFP for an in-state wind generation project;

-	Distributed solar energy projects for Arizona K-12 schools that produce or save 50,000 MWh annually; and,

-	Distributed solar energy projects for government institutions;
•	Construction of one or more renewable energy transmission lines or upgrades consistent with the Biennial Transmission Assessment Report.
2.	Commitments Benefitting Low-Income Customers.
•	Continued rate discounts for current and future low income customers of APS, holding these customers harmless from the rate increase;

•	Creation of a new bill assistance program to benefit customers whose incomes exceed 150% of the Federal Poverty Income Guidelines but are less than or equal to 200% of the Federal Poverty Income Guidelines, funded by APS in an amount of $5.0 million; and,

•	Waiving of additional security deposits for low income customers.
3.	Rate Stability Plan.
•	An increase in rate stability, including a period without base rate increases (no new rates before July 1, 2012) and a scheduled plan for future rate cases, resulting in greater administrative efficiency and reduced uncertainty for both APS and customers.
4.	Rate Related Benefits.
•	An improvement in APS’ ability to attract capital, maintain reliability and sustain growth;

•	A limit on recovery of Annual Cash Incentive Compensation for executives depending upon achievement of certain performance measures;

•	A sustained reduction of expenses of at least $30 million per year or $150 Million over a five-year period which will reduce the need for future rate increases;

•	An infusion of at least $700 million of additional equity by December 31, 2014 resulting in an improvement in APS’ financial metrics strengthening its bond rating and reducing future debt costs;

•	A plan to be submitted by the Company to maintain investment grade financial ratios and improve its financial metrics;

•	An acceleration of any over-collected amounts in the Power Supply Adjustor (PSA), which should result in a lower adjustor rate to partially offset the base rate increase;

•	A reduced Systems Benefits Charge if a Palo Verde license extension is approved before the conclusion of the next rate case; and,

•	Continued 90/10 sharing of the PSA.

5.	Creation of Performance Measurements and Increased Reporting Requirements.
•	APS will be subject to periodic evaluation based upon the performance measures established in the Settlement Agreement and will also be subject to reporting requirements; and

•	A benchmarking study will be conducted which compares APS’ performance on financial and other metrics to a comparable peer group of companies.
6.	New Rate Design Options.
•	Creation of an optional super-peak tariff for residential customers and other critical peak pricing rates;

•	Twelve month reopening of the E-20 House of Worship tariff on an optional basis;

•	Development of an Interruptible Rate schedule or other demand reduction program for E-34 or E-35 customers; and,

•	A new TOU rate applicable to K-12 schools designed to provide daily and seasonal price signals to encourage load reductions during peak periods.
               The Settling Parties jointly believe that the settlement outlined in this Term Sheet is a balanced resolution of APS’ rate case for the Company, its customers, and the other parties to this Agreement; provides a framework to advance important public policy goals; and is in the public interest.
II. Summary of Major Settlement Agreement Provisions.
A.	Rate Case Stability Provisions.
1.	General Rate Case Filing Plan.
               The Settling Parties agree to a series of scheduled general base rate cases for APS to address plant additions and other rate matters. APS is prohibited from filing its next two general rate cases until on or after June 1, 2011 and June 1, 2013 respectively. No new base rates resulting from APS’ next general rate case will be effective before July 1, 2012.
The Settling Parties intend to process these subsequent rate cases within 12 months of a sufficiency finding. The Company shall provide a one hundred twenty (120) day notice to the Commission and the Settling Parties of its intent prior to filing a rate case. The notice shall specify the test year period to be utilized and other contents, including any major issues which APS, at the time of filing the notice of intent, expects to raise in conjunction with the application package.

2.	Accelerated PSA Reset.
          If at the time new rates are implemented, the PSA has an over-collected balance, the PSA reset would be accelerated from February 1, 2010 so that the reduction in the PSA level would partially offset the increase to higher base rates.
B.	Revenue Requirement and Related Issues.
1.	Base Rate Increase.
          The Commission granted APS an interim increase of $65.2 million in 2008. APS will receive an additional non-fuel base rate increase of approximately $131 million. The total non-fuel base rate increase granted in this case (interim plus settlement) would be $196.3 million. This rate increase would take effect on January 1, 2010.
          The Parties agree that the base cost of fuel and purchase power will be $0.037571 per KWh. This base fuel amount shall be reflected in APS’ base rates.
          When adjusted for both the interim increase and an additional $11.2 million of revenue associated with establishing new base fuel levels, this settlement represents an approximate 7.9% increase in base rate revenue. The table below summarizes how this increase compares to the recommendations of APS, Staff, RUCO, and AECC.

Comparison of APS, Staff, RUCO and Settlement
Summary of Base Rate Increase	APS	Staff	RUCO	AECC
(Thousands of Dollars)	Proposed	Proposed	Proposed	Proposed	Settlement
Components of Total Rate Increase
Base Rate Increase	$264,341	$155,062	$(27,281)	$205,444	$196,300
Fuel Related Increase in Base Rates	$13,876	$11,436	$13,876	$10,695	$11,203
Total Base Rate Increase	$278,217	$166,498	$(13,405)	$216,139	$207,503
Adjusted Base Cost of Fuel Related Increase	$169,977	$140,088	$169,977	$130,527	$137,235
Total Rate Increase Requested	$448,194	$306,586	$156,572	$346,666	$344,738

Percentage Increase Over Current Rates
Revenue from Sales to Ultimate Retail Customers
2007 Test Year Adjusted	$2,637,447	$2,637,447	$2,748,697	$2,637,447	$2,637,447
Percentage Increase — Net of PSA	10.55%	6.31%	-0.49%	8.20%	7.87%
Percentage Increase — Total	16.99%	11.62%	5.70%	13.14%	13.07%

Revenue from Sales to Ultimate Retail Customers
2010 Base Rate Revenue per APS	$2,654,236	$2,654,236	$2,654,236	$2,654,236	$2,654,236
Percentage Increase — Net of PSA	10.48%	6.27%	-0.51%	8.14%	7.82%
Percentage Increase — Total	16.89%	11.55%	5.90%	13.06%	12.99%
Note: the Parties are looking at transitioning DSM costs currently recovered in base rates into the DSM Adjustor Mechanism such that all DSM costs would be recovered via that Adjustor (similar to the TEP mechanism as discussed in Section II-G)
          The table does not show costs that will flow through existing adjustors such as the Demand Side Management Adjustor Clause (“DSMAC”), Renewable Energy Standards Tariff (“REST”) surcharge and Power Supply Adjustor (“PSA”).
          Additionally, certain provisions in the Proposed Settlement Agreement do not have a rate impact in the present case, but they will have an impact in future APS rate cases. Specifically, the rate impacts shown above do not include the increased cost to customers in a future APS rate case resulting from the treatments specified in this

Settlement Agreement for recording Schedule 3 receipts as revenue (as opposed to Contributions in Aid of Construction (“CIAC”)), for limited pension and Other Post- Retirement Benefits (“OPEB”) deferrals, and for a Palo Verde depreciation rate change. The rate impacts shown above also do not reflect the settlement’s requirements that APS reduce future costs by $30 million annually (or 150 million over the next five years), which will reduce future revenue requirements.
          2. Authorized Return on Equity.
          A Return on Equity of 11 % will be adopted.
          3. Treatment of Schedule 3.
          Proceeds from Schedule 3 would be recorded as revenue during the period from January 1, 2010 through the earlier of December 31, 2012 or the conclusion of the Company’s next general rate case for an estimated increase of $23 million, $25 million and $49 million in revenues each respective year of this term. Thereafter, Schedule 3 receipts will be recorded as CIAC, unless otherwise ordered by the Commission.
          APS’ Impact Fee proposal in the rate case would be withdrawn.
          The System Facilities Charge proposed by APS shall be withdrawn.
          Upon Commission approval of this settlement, APS shall file in this docket a revised Schedule 3 that is consistent with the Decision and includes clarification of charges, definitions, a schedule of charges and a requirement by APS to itemize customer quotes among other matters. In light of the Commission’s continuing interest in this issue, the Settlement Agreement may contain additional provisions for Schedule 3 that are revenue neutral to this settlement.
          4. Pension and OPEB Deferrals.
     APS will be allowed to defer, in accordance with the provisions of SFAS No. 71, a portion of its annual pension and OPEB costs above (or below) the test year level in years 2011 and 2012, subject to the following maximum amounts:
•	2011: deferral cannot exceed the lower of $13.5 million or 50% of the cost above the test year level;

•	2012: deferral cannot exceed $29 million of the cost above the test year level.
          5. Expense Reduction Commitment.
     Starting in 2010, APS will reduce its expenses by an additional $10 million above the $20 million expense reduction commitment previously made by APS to the Commission. The $30 million average annual expense reduction will continue through

December 31, 2014. The total expense reduction during the Plan Term shall be at least $150 million.
          6. Palo Verde License Extension.
     Upon the later date (1) of receiving NRC approval for Palo Verde license extension or (2) 1/1/2012, APS is authorized to adjust depreciation rates used for recording depreciation expense on the Palo Verde generating unit to reflect such license extension. Upon the later date (1) of receiving NRC approval for Palo Verde license extension or (2) 1/1/2012, APS shall adjust the System Benefit Charge (“SBC”) and reduce such charge to reflect a corresponding reduction of decommissioning trust funding obligations related to the Palo Verde license extension.
     APS has estimated that the change in depreciation rates due to the approved license extension will result in a reduction to APS’ depreciation expense. Once the reduced depreciation expense is recognized as an expense reduction in the context of the reestablishment of new base rates in APS’ next base rate case, it would begin to provide a benefit to customers.
     The changes in the recorded depreciation expense resulting from the Palo Verde depreciation rate change that would occur before the Company’s base rates are reestablished in the Company’s next rate case represent a benefit to APS, and will have an impact on APS’ rate base in the next APS rate case. During that period the lower recorded depreciation expense amounts mean that Accumulated Depreciation (a rate base offset) would be lower and APS’ rate base would be higher. The benefit to the Company associated with recording the new depreciation rates shall therefore be offset (in part) by the SBC reduction, which will reduce customer rates before the next rate case.
     C. Equity Infusions Required.
     APS will complete equity infusions of at least $700 million during the period beginning with the execution of the Settlement Agreement through December 31, 2014. The Opinion and Order approving the settlement shall constitute authorization to infuse $700 million into APS through December 31, 2014. This amount includes the “up to $400 million” which was previously authorized by the Commission in Decision No. 70454, which authorization expires on December 31, 2009
     The settlement also obliges the Company to use its best efforts to improve its financial metrics and bond ratings, by making timely equity infusions and taking other measures to strive to achieve a capital structure with no more than 52% debt/total capital, as calculated by the credit rating agencies, by December 31, 2012.

     D. Limit on Annual Cash Incentive Compensation for Executives.
     The Settling Parties agree that Annual Cash Incentive Compensation for executives paid for 2010, 2011, and 2012 shall not exceed the test year level unless the Company: (1) has met all the components of the Performance Measurements; or (2) receives a Hardship Waiver from the Commission for failure to meet one or more of the Performance Measurements; or (3) issues Annual Cash Incentive Compensation in excess of the test year levels that are absorbed by the shareholders and not recovered from customers. For the purposes of this provision, an affected “executive” is an APS employee at the level of Vice President or higher.
     E. Periodic Evaluation.
     APS will be subject to periodic evaluation based upon the following performance measures, which include both “Performance Measurements” and “Reporting Requirements.”
          1. Performance Measurements.
•	Compliance with the renewable energy goals set forth in the Agreement;

•	Placement of renewable energy projects at Arizona schools consistent with the terms of the Agreement;

•	Compliance with the energy efficiency goals set forth in the Agreement;

•	Meeting the sustained cost reductions set forth in the Agreement;

•	Striving to achieve a Capital Structure of no more than 52% total debt as set forth in the agreement;

•	Compliance with the plan to be submitted by the Company to maintain investment grade financial ratios and to improve its financial metrics;

•	$700 Million Equity Infusion pursuant to the terms of the Agreement;

•	Annual Reporting of Financial and Customer Service Criteria

•	Cooperating with the Commission Staff in its conduct of the Benchmark Study comparing APS with other similarly situated utilities
     The Commission shall decide the appropriateness of any waivers of limits on Annual Cash Incentive Compensation recoverability based upon failure to meet these Performance Measurements.
          2. Reporting Requirements — APS will report annually each April 30 to the Commission, on a detailed list of financial and customer service reliability and safety items including but not limited to PNW stock performance, stock and debt issuances, rating agency reports and communications, earnings and earned ROE, management expenses, the dividend payout ratio, O&M expense, customer and sales expenses per customer and capital expenditures. The Company shall also annually file a report with the

Commission documenting its performance for the preceding year in relation to the Performance Measures set forth in the agreement.
          3. Benchmarking Study — By March 31, 2010, Staff shall select a benchmarking firm to conduct a benchmarking analysis of APS’ operational and cost performance relative to a peer group of other utilities. The scope of the analysis will cover factors that will be specified in the final Settlement Agreement.
     The Company shall incur all costs related to this benchmark study, which costs will be capped at $500,000. All costs associated with the study shall not be recoverable in rates.
     The Benchmark Study Report shall be presented to the Commission no later than December 31, 2010.
     F. Fuel and Power Supply Adjustor (“PSA”).
          1. The 90/10 sharing provision in the current PSA will be continued.
          2. Gains on SO2 Allowances over or under the normalized amount reflected in base rates shall be recovered and/or refunded through the PSA mechanism.
     G. Demand Side Management (“DSM”).
          1. Energy Efficiency goals shall be established, defined as annual energy savings of 1.0% in 2010, 1.25% in 2011, and 1.5% in 2012, expressed as a percent of total energy resources needed to meet retail load. Cumulative annualized energy savings from the programs in 2010-2012 would be approximately 3.75% (1.00% + 1.25% + 1.50%) of total energy resources needed to meet retail load in 2012. If higher goals are adopted by the Commission for 2010, 2011 or 2012 in another docket, then those higher goals will supersede the goals listed above, as will any higher performance incentives.
          2. The existing performance incentive for energy efficiency programs shall be modified to be a tiered performance incentive as a % of net benefits, capped at a tiered % of program costs.

Achievement Relative to	Incentive as % of Net	Capped at % of
MWh Target	Benefits	Program Costs
Less than 85%	0%	0%
85% to 95%	6%	12%
96% to 105%	7%	14%
106% to 115%	8%	16%
116% to 125%	9%	18%
Above 125%	10%	20%

          3. “Self-direction” of DSM charges will be allowed for large commercial or large industrial customers who use more than 40 million kWh in a 12 month period; a single customer may aggregate its usage over more than one APS account. A self-directing customer may not participate directly in the standard DSM programs in any year in which the customer is self-directing its DSM charges. A self- directing customer must submit an application documenting the savings and costs of its energy efficiency project, and must also comply with utility reporting requirements for measurement, verification and validation. The self-direction program will be administered by APS. The energy savings from self-direction projects will count towards the APS energy efficiency goals. Additional details regarding this term will be memorialized in the Settlement Agreement.
          4. APS’ DSMAC will be modified to achieve more current recovery of program costs, similar to the DSMAC approved for Tucson Electric Power Company (“TEP”) in Decision No. 70628. Similar to paragraph 9.4 of the TEP settlement (Decision No. 70628, Exhibit A, page 12 of 51), APS shall apply interest whenever an over-collected balance results in a refund to customers. The interest rate shall be based on the one-year Nominal Treasury Constant Maturities rate contained in the Federal Reserve Statistical Release H-15 or its successor publication. The interest rate should be adjusted annually on the first business day of the calendar year.
          5. APS shall not recover unrecovered fixed costs through the recovery of DSM program costs. This provision will not preclude APS from seeking such recovery in other proceedings.
          6. APS shall file for the Commission’s consideration in this Docket an annual Energy Efficiency Implementation Plan for 2010, 2011, and 2012, with new and/or expanded programs or program elements necessary to achieve the energy efficiency goals. Each Implementation Plan shall include estimated energy savings by program and a range of estimated program costs by program necessary to meet the goal. Staff will review each Plan and provide its recommendations to the Commission. For any new programs, the Company and Staff will perform the cost effectiveness tests considering criteria and parameters reviewed by the DSM Collaborative. However, modifications to program elements of existing Commission-approved programs or adjustments to spending levels by program from year to year may not require an updated cost effectiveness test. The Company will file implementation plans on June 1, 2010 and June 1, 2011 for the 2011 and 2012 goals respectively.
          7. By July 15, 2009, APS shall file for the Commission’s consideration in this Docket the 2010 Energy Efficiency Implementation Plan with new and/or expanded programs or program elements necessary to achieve the 2010 energy efficiency goal, including the enhancements and program elements set forth below. Staff shall review the Plan and provide its recommendations to the Commission in sufficient time so that the Commission may consider the matter at its regular November Open Meeting. In an effort to achieve timely approval of the Plan, the Settling Parties’ will urge the Commission to take action on the Implementation Plan on or before the date it takes action on the Settlement Agreement.
          8. The 2010 Implementation Plan shall include:
a.	A customer repayment financing program element for schools, municipalities, and small businesses fully integrated in the non- residential programs;

b.	A goal for APS to serve, through its existing DSM programs or enhanced program elements, at least 100 schools by December 31, 2010;

c.	A review of the APS low income weatherization program for possible enhancement;

d.	A Home Performance direct installation program element within the Existing Home HVAC program. APS will design this program element with the goal of serving at least 1,000 existing homes by December 31, 2010;

e.	A non-residential high performance new construction program element with a second tier of performance and a higher financial incentive; and,

f.	A residential high performance new home program element with a second tier of performance and a higher financial incentive, which APS will file with the Commission on or before June 30, 2009 as part of its zero-net energy home filing.
     H. Renewable Energy.
          1. APS shall acquire by December 31, 2015 new renewable resources, in addition to those already in service or for which APS has already made commitments, which provide 1,700,000 MWh of energy annually. These new resources will be in addition to existing resource commitments as of the end of 2008.
          2. APS shall within 120 days of the Commission’s Order approving the Settlement Agreement file a plan for implementing a utility scale photovoltaic generation project, which shall have a construction initiation date not later than 18 months from the date of APS’ filing.
          3. APS shall issue a new request for proposals for in-state wind generation within 90 days of Commission approval of the Settlement.

          4. APS shall initiate the process of constructing one or more renewable energy transmission lines or upgrades consistent with the Biennial Transmission Assessment report required by Decision No. 70635.
          5. APS shall file within 120 days of the Commission’s Order approving the Settlement Agreement a proposal for on-site solar energy for Arizona public schools (including charter schools), grades K-12, with a program goal of installing 50,000 MWhs of annual energy generation or savings within 36 months of program approval.
          6. APS shall file within 120 days of the Commission’s Order approving the Settlement Agreement a proposal for distributed solar energy projects for government institutions.
     I. Low Income Programs.
          1. The increase in base rate revenue will not apply to the existing low income schedules. As a result, all rate schedules except for the low income schedules will receive an equal percentage of base rate increase. This holds low income customers harmless from the rate increase and applies to both existing customers and those to be enrolled in the low income rate.
          2. APS shall establish a new bill assistance program to benefit customers whose incomes exceed 150% of the Federal Poverty Income Guidelines but are less than or equal to 200% of the Federal Poverty Income Guidelines. This program is to be funded by APS to be used by qualifying customers to assist them in the payment of customer electric bills. The level of the funding requirement during the Plan Term shall be established at $5 million.
          3. APS will waive the collection of an additional security deposit from customers on low-income rate schedules under the following circumstances: (1) the customer has had more than two late payments in the previous 12 months, or (2) the customer has been disconnected for non-payment.
     J. Demand Response.
     APS’ demand response program additions include super peak and critical peak pricing rates and other demand response programs that will be offered in conjunction with energy efficiency programs.
     K. Revenue Spread.
     1. Each retail rate schedule will receive an equal percentage total base rate increase, inclusive of the interim rate increase, and inclusive of fuel and purchased power costs that are incorporated into base rates.

2.	Within E-32, the percentage increase will be differentiated such that:
     a. E-32 (401 + kW) receives an increase that is 2.5% below average for the group;
     b. E-32 (101-400 kW) receives the group average increase;
     c. E-32 (21-100 kW) receives an increase that is 1% above the average for the group; and,
     d. E-32 (0-20 kW) receives an increase that is above the average for the group by the necessary residual amount (approximately 2.8%).
     L. Rate Design.
          1. The voltage discount for E-35 customers taking service at transmission voltage will be equal to the current discount adjusted by the overall E-35 percentage increase.
          2. The third-party transmission charge for Rates E-34 and E-35 proposed by APS is not adopted.
          3. The rate increase for Rates E-34, and E-35, and E-32 (400 + kW) will be implemented by adopting APS’ proposed changes in the customer charge with an equal percentage increase in the demand and energy charges.
     M. Interruptible Tariffs and Other Demand Reduction Programs.
     APS will develop an Interruptible Rate schedule or other demand reduction programs for E-34 or E-35 customers.
     N. Other Issues.
     Unfreeze existing Rate Schedule E-20 (House of Worship) tariff for a period of 12 months to allow for additional customer participation.
     Within 90 days of approval of the Settlement Agreement, APS will file a new TOU rate applicable to K-12 schools designed to provide daily and seasonal price signals to encourage load reductions during peak periods.
     O. Bill Impact Analysis.
          A bill impact analysis will be docketed on or before Friday, May 8, 2009.